UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 22, 2023, Versus Systems Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Cronus Equity Capital Group, LLC (“CECG”), pursuant to which the Company agreed to issue to CECG, in a private placement consisting of two tranches, 24,727,361 common shares of the Company, which represents approximately 51% of the Company’s issued and outstanding common shares (the “Offering”). The Company issued 15,838,441 common shares in the first tranche, which closed on November 22, 2023 at a price of $0.1618 per share, for a total of $2,562,659.76. The Company is expected to issue 8,888,920 common shares in the second tranche at a price of $0.1618 per share, for a total of $1,438,227.26. The common shares issued pursuant to the Purchase Agreement are not registered under the Securities Act of 1933, as amended.

On November 24, 2023, the Company issued a press release announcing the Offering, a copy of which is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Versus Systems Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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